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                                                                    Exhibit 99.2

JEROME T. OSBORNE

Offices at:  Corner Rtes 20 & 306                 Residence: 8466 Esther Street
             P.O. Box 658                                    Mentor, Ohio 44060
             Mentor, Ohio 44061-0658                         (216) 255-2231
             (216) 942-7000

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September 23, 2003

GLB Bancorp, Inc.
7001 Center Street
Mentor, Ohio 44060
Attention:  Board of Directors

Re:  Proposal to Acquire all the Shares of Great Lakes Bank

Gentlemen:

         As I stated in my letter dated September 12, 2003, I believe that many of the shareholders of GLB Bancorp, Inc. ("GLB" or the "Company"), like me, would like the Company to remain an independent financial institution, serving the Lake County community. I also believe that the inadequate merger offer by Sky Financial Group, Inc. ("Sky") has caused many GLB shareholders to understand that the pre-announcement trading prices of GLB shares did not adequately reflect the value of their investment. I have considered your request to modify my offer, and to that effect, I am making a proposal to the GLB Board of Directors to acquire all the shares of Great Lakes Bank (the "Bank") for total consideration of (i) $27,450,000.00 to be paid in cash, plus (ii) the 234,430 GLB shares that I own. This offer assumes that the current capital resources of GLB (other than the Bank and after payment of the Sky Financial break up fee) is approximately $15,250,000.00 and will remain at that level. Any dividends paid by the Bank to GLB, or other increases in GLB capital resources, will reduce, on a dollar for dollar basis, the cash consideration component of this offer. Therefore the total amount available to shareholders other than myself would be approximately $42,700,000.00, which is $20.20 per share.

         In order to complete the transaction, shortly following the execution of an agreement in principle, I will be prepared to make, or cause the acquisition entity to make, all regulatory filings, including bank and securities filings, necessary to promptly consummate the transaction. I understand that this transaction will require shareholder approval and believe that the process am be completed expeditiously and to the benefit of all shareholders.

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         If the company is unwilling to pursue the proposed transaction, I intend to instruct my advisors to take the necessary steps for the acquisition entity to pursue a tender offer as described in my September 12, 2003 proposal.

         I look forward to discussing the transaction with you at your earliest convenience.

                              Very Truly Yours,

                              /s/ Jerome T. Osborne
                              Jerome T. Osborne